Exhibit 99.4

June 12, 2025 Ontario Securities Commission British Columbia Securities Commission Alberta Securities Commission Dear Sirs/Mesdames: Re: Aether Global Innovations Corp. (the "Company") Notice of Change of Auditor We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated June 12, 2025, delivered to us by the Company in respect of the change of auditor of the Company. Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Clearhouse LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements concerning Clearhouse LLP therein. Yours very truly, Chartered Professional Accountants Licensed Public Accountants